Exhibit 99.2

Brookfield Infrastructure Partners Announces First Quarter 2009 Results

HAMILTON, BERMUDA--(Marketwire - April 28, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) today announced results for the quarter ended March 31, 2009 for Brookfield Infrastructure L.P. (together with its subsidiaries, "Brookfield Infrastructure").

The Partnership's sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 40% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield's interest can be converted into an equivalent interest in the Partnership.

Adjusted net operating income ("ANOI")(1) for Brookfield Infrastructure totalled $8.8 million ($0.23 per unit) for the quarter ended March 31, 2009 compared to ANOI of $18.9 million ($0.49 per unit) in the first quarter of 2008.

Brookfield Infrastructure's timber operations continued to be impacted by the softness in the U.S. housing market. As a result of a depressed price environment and a reduction in harvest levels to preserve inventory value, ANOI from the timber operations decreased $2.9 million in the first quarter of 2009, compared with the same period in 2008.

Excluding non-recurring revenue of $3.0 million in the first quarter of 2008 at Transelec, Brookfield Infrastructure's transmission segment ANOI decreased 10% in the first quarter of 2009. This decrease was primarily due to lower dividends generated by TBE, which were $5.3 million less than the same period of 2008. Dividends from TBE are paid on a periodic basis, not necessarily quarterly. In addition, a weakening Canadian dollar negatively impacted the results from Brookfield Infrastructure's Ontario transmission business. ANOI decreases at TBE and Ontario transmission were partly offset by a higher ANOI contribution from Transelec, resulting from Brookfield Infrastructure's increased ownership from 10.7% to 17.8% in April 2008.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis:

US$ millions (except per unit amounts)	Three months ended Mar. 31, 2009	Three months ended Mar. 31, 2008(2)
ANOI	$8.8	$18.9
– per unit(3)	$0.23	$0.49
Net (loss) income	$(9.0)	$5.6
– per unit(3)	$(0.23)	$0.14

"The timber market further deteriorated in the first quarter of 2009, resulting in lower than expected pricing in both the domestic and export markets. In response to the continued market weakness, we took steps to further reduce harvest levels in the near term, which will allow us to optimize the value of the business over the long term," said Sam Pollock, Chief Executive Officer of Brookfield's Infrastructure Group. "Despite the weakness in the economy, our transmission business continued to deliver strong results in the first quarter of the year."

TBE Divestiture Update

As previously announced, Brookfield Infrastructure exercised an option to sell its minority interests in TBE to CEMIG, a Brazilian state-owned utility. In March 2009, the transaction was approved by ANEEL, the Brazilian electricity regulatory agency. The transaction remains subject to the approval of BNDES, the Brazilian development bank, which is the lender to TBE. Subject to such approval, closing of the sale is expected to occur in the second quarter of 2009. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars. Brookfield Infrastructure expects to receive approximately $275 million of after-tax proceeds from the sale, of which $27 million was received from realized hedge gains in 2008 and an additional $43 million was received from realized hedge gains in the first quarter of 2009. The proceeds will be used to repay corporate borrowings, fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

Electricity Transmission Development Project

In January 2009, Brookfield, together with its 50% partner Isolux Corsan Concesiones SA, was awarded the right to build a $500 million transmission system in Texas. This project was the result of a legislative initiative that identified $5 billion of projects to increase the capacity of the transmission grid to deliver power from planned expansion of wind generation in the state. Financial close is expected in early 2011, with commercial operation approximately eighteen months thereafter. Brookfield Infrastructure will have the opportunity to participate in this project.

"We are very excited about this project. It is low risk, but we believe it will yield very attractive risk-adjusted returns," said Mr. Pollock. "Going forward, all prudently incurred costs, including development, construction and financing costs, will be recovered in future transmission rates. Upon completion, we will be a licensed transmitter in Texas and will be able to grow by participating in future build-outs of the Texas grid as an incumbent utility."

Audit Committee

Jonathan Hagger has been appointed to the Audit Committee of the general partner of the Partnership and Brookfield Infrastructure L.P., as Chair. Mr. Hagger replaces Mr. Danesh Varma who continues as a member of the Board of Directors and as a member of its Nominating and Governance Committee. With Mr. Hagger's appointment, the membership of the audit committee consists of Jonathan Hagger (Chair), James Wallace and Anne Schaumburg.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per unit, payable on June 30, 2009 to unitholders of record as at the close of business on May 29, 2009.

Information on the Partnership's declared distributions can be found on the Partnership's web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the quarter ended March 31, 2009 contain further information on Brookfield Infrastructure's strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "believe", "expected", "will", "tend", "seeks" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding our ability to optimize the value of our timber business over the long term by reducing harvest levels in the near term, the completion of and amount of proceeds from the TBE divestiture, financial close date of, and participation by Brookfield Infrastructure in, the Public Utility Commission of Texas project awarded to Brookfield and Isolux, and the expected risk-adjusted returns from such project, acquisition opportunities in Brookfield Infrastructure's targeted sectors and its ability to capitalize on such opportunities, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and Brazil and related regulatory developments, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

(1) ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available in the Partnership's Supplemental Information for the quarter ended March 31, 2009 at www.brookfieldinfrastructure.com.

(2) Certain prior period amounts have been reclassified to conform to the current period's presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million ($0.09 per unit). Net income is unchanged.

(3) Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the total number of units outstanding on a fully diluted weighted average basis for the first quarter of 2009 was approximately 38.5 million. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners' 2009 first quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The first quarter 2009 results conference call can be accessed via webcast on April 28, 2009 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

Brookfield Infrastructure L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	March 31, 2009	December 31, 2008

Assets

Current assets
Cash and cash equivalents	$5.7	$9.2
Accounts receivable and other	14.4	53.6
Total current assets	20.1	62.8

Cost accounted investments	195.2	195.2
Equity accounted investments	727.4	716.8
Property, plant and equipment	167.3	174.0
Other assets	3.4	12.5
Deferred taxes	13.0	13.0
	$1,126.4	$1,174.3

Liabilities and Partnership Capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$8.0	$6.9
	8.0	6.9

Corporate borrowings	111.5	139.5
Non-recourse borrowings	94.5	97.6
Deferred tax liabilities	10.4	10.4
Preferred shares	20.0	20.0
	244.4	274.4

Redeemable partnership units	199.5	169.3
Partnership Capital
Retained earnings	111.4	157.0
Accumulated other comprehensive income	38.7	33.6
Partnership units	532.4	540.0
	$1,126.4	$1,174.3

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

Brookfield Infrastructure L.P.
Statements of Operations

	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2009	2008(4)
Revenues	$7.2	$8.9
Cost of revenues	(1.6)	(1.6)
Depreciation expense	(1.7)	(2.0)
Gross margin	3.9	5.3

Selling, general and administrative expenses	(3.2)	(1.8)
Dividend income	0.3	5.6
Other (expense) income	(0.5)	0.5
	0.5	9.6
Interest expense	(3.9)	(2.4)
Net (loss) income before below noted items	(3.4)	7.2
Income tax expense	(0.7)	(0.5)
Losses from equity accounted investments	(4.9)	(1.1)
Net (loss) income	$(9.0)	$5.6

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

(4)  Certain prior period amounts have been reclassified to conform to the current period’s presentation.  Net income is unchanged.

Brookfield Infrastructure Partners L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	As at March 31, 2009	As at December 31, 2008

Assets

Equity accounted investment(5)	$529.2	$546.5

Liabilities and Partnership Capital

Accumulated other comprehensive income	$11.6	$8.6
Partnership capital	517.6	537.9
Total Liabilities and Partnership Capital	$529.2	$546.5

(5) Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 60% of Brookfield Infrastructure’s balance sheet (see page 5).

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	Three months ended March 31, 2009	Three months ended March 31, 2008

(Losses) earnings from equity accounted investment(6)	$(5.4)	$3.4
Net (loss) income	$(5.4)	$3.4

(6) Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the Partnership’s statements of operations reflect 60% of Brookfield Infrastructure’s statements of operations (see page 6).

For more information, please contact:

Investors:
Tracey Wise
Vice President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com

Media:
Denis Couture
Senior Vice President, Investor Relations,
Corporate & International Affairs
Brookfield Asset Management Inc.
Tel: 416-956-5189
Email: dcouture@brookfield.com